UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lenora, Michael C.
   250 E. Carpenter Freeway
   Irving, TX  75062
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   4/30/2000
5. If Amendment, Date of Original (Month/Year)
   5/9/2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |      |    | |                  |   |           |31,738.02 (4)      |D     |                           |
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Class A Common Stock       |      |    | |                  |   |           |23,499.21          |I     |By 401(k) plan             |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Phantom Stock Units   |1-for-1 |4/14/|A   |V|31.76      |A  |(2)  |(2)  |Class A Comm|31.76  |$20.50 |            |D  |            |
                      |        |2000 |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Phantom Stock Units   |1-for-1 |4/28/|A   |V|29.34      |A  |(2)  |(2)  |Class A Comm|29.34  |$22.19 |4,564.96    |D  |            |
                      |        |2000 |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Phantom Stock Units   |        |     |    | |           |   |     |     |            |       |       |3,347.71 (3)|   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Includes 1,165.24 shares acquired under the company's discounted employee stock purchase plan in April 2000.
2. The Phantom Stock units were acquired under AFS's Deferred Compensation Plan and are to be settled in cash at the time and in the manner elected by the reporting person at the time of the deferral election.
3. The reported phantom stock shares were acquired pursuant to the company's excess benefit plan and will be settled upon the reporting person's retirement or other termination of service.
The acquisition of these shares was made under the exemption provided by Rule 16b-3(c).
4.  Shares were incorrectly totaled and reported in original filing.
SIGNATURE OF REPORTING PERSON
/s/ Frederic C. Liskow on behalf of Michael C. Lenora
DATE
August 4, 2000